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                              April 18, 2024

       Kevin Danahy
       Chief Executive Officer
       Pulse Biosciences, Inc.
       3957 Point Eden Way
       Hayward, CA 94545

                                                        Re: Pulse Biosciences,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed April 15,
2024
                                                            File No. 333-278494

       Dear Kevin Danahy:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-3

       Material U.S. Federal Income Tax Consequences, page 31

   1. We note your response to comment 2, but we are not persuaded by your response and reissue the comment.
Please file a tax opinion as an exhibit to the filing. We refer you to
                                                        Section III.A.1 of
Staff Legal Bulletin 19.
 Kevin Danahy
FirstName   LastNameKevin Danahy
Pulse Biosciences, Inc.
Comapany
April       NamePulse Biosciences, Inc.
       18, 2024
April 218, 2024 Page 2
Page
FirstName LastName
       Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Adam Finerman, Esq.